Bergstrom Capital Corporation
Form N-SAR
For Period Ending 12/31/00
File Number (c) 811-1641
Attachment Per Item 77
Sub-Item 77Q.2.
Information Called for
By Item 405 of Regulation S-X

Section 30(h) Beneficial Ownership Reporting Compliance

     Section 30(h) of the Investment Company Act of 1940 requires the Company's officers, directors and investment advisers, the affiliated persons of such investment advisers, and the beneficial owners of more than ten percent of the Company's Capital Stock to file initial reports of ownership and reports of changes in ownership of the Company's capital stock with the Securities and Exchange Commission and the American Stock Exchange, and to provide copies of such reports to the Company.

     Based solely on a review of the copies of such reports received by it and of written representations by reporting persons that no additional reports are due, the Company believes that all Section 30(h) filing requirements for 2000 were satisfied, except as follows. Caroline M. Hirst and Joseph M. Rusbarsky, officers of Dresdner RCM Global Investors LLC, the Company's investment adviser(the"Adviser"), failed to file on a timely basis their initial reports of ownership on Form 3.
This information was subsequently reported on Form 3 filed on February 14, 2001. The Company has not received a copy of Form 5 or a representation that no Form 5 is required for 2000 from William S. Stack and Jeffrey S. Rudsten, former Members of Board of Managers of the Adviser. The Company has been advised by the Adviser that Mr. Stack and Mr. Rudsten are no longer affiliated with the Adviser and that to the best of the Adviser's knowledge, Mr. Stack and Mr. Rudsten have not held any shares of the Company.